Exhibit 1
FOR IMMEDIATE RELEASE	Contact: Mark Funston
May 14, 2001	Chief Financial Officer (301) 918-0400

Group 1 Software Acquires HotData — Creates Market Leader in Data Quality for
Customer Relationship Management (CRM) Applications

Combination of Group 1’s Real-time Transactional Processing and HotData’s Batch Data
Cleansing and Enrichment Offers Total Online Data Quality Solution

     Lanham, MD — Group 1 Software (Nasdaq: GSOF) announced today that it has acquired the assets of HotData, Inc., a leading provider of online services for data quality and enrichment headquartered in Austin, Texas. With the acquisition, Group 1 adds Web-based technologies and strategic partnerships, solidifying its position as the leading provider of customer intelligence solutions that enhance CRM and e-business initiatives.

     HotData provides automated access to leading data quality solutions as well as comprehensive business-to-business and business-to-consumer intelligence. HotData’s hosted solutions enhance CRM and e-business applications by delivering in-depth customer, prospect, and business information necessary for successful targeted marketing campaigns. With online access to HotData’s services, users can verify and enhance customer information for seamless integration into their CRM systems.

     HotData’s expertise in the development and maintenance of ASP and Internet-enabled applications greatly expands Group 1‘s ability to offer its core data quality and direct marketing solutions over the Web. HotData’s technology also enhances Group 1‘s DataQuality.net Web service by adding batch data cleansing and enrichment and business-to-business intelligence from leading data providers such as Dun & Bradstreet and
R. L. Polk. The acquisition provides Group 1 increased CRM market opportunities through HotData’s integration with ACT!, Goldmine, Pivotal and Siebel.

     “With the HotData acquisition, we are leveraging Group 1’s financial strength still further to acquire technology and talent that complement our e-commerce initiatives,” said Bob Bowen, CEO of Group 1 Software. “As with our recent acquisition of digital billing provider TriSense, we are actively exploring opportunities to grow through acquisitions that extend our core solutions. With the HotData acquisition, we have substantially enhanced our online data quality and applications hosting capabilities. Group 1 now should be considered the online data quality vendor of choice for the CRM market, which research firm IDC projects will reach $12.1 billion by 2004.”

     “The HotData acquisition enables Group 1 to provide the total solution for online data quality,” said Ken Chow, vice president of business development and e-Commerce at Group 1. “The HotData team brings expertise in Internet development and applications hosting which will enable us to offer innovative new online offerings. Many customers already utilizing Group 1‘s DataQuality.net to verify data as it enters the enterprise are also interested in hosted solutions such as HotData’s that offer batch data cleansing and enrichment.”

     “Customer relationships are arguably the most valuable asset for an e-business,” says Jacqueline Sweeney-Coolidge, Research Director at Hurwitz Group. “Augmenting and refining business and customer data enables companies to more effectively leverage information to develop those relationships. The acquisition of Hot Data extends Group 1‘s leadership in the data quality and enrichment market by allowing them to provide a very comprehensive, robust suite of products and services.”

     Group 1 anticipates a summer release of a fully integrated DataQuality.net — HotData solution. The acquisition of assets by Group 1 will involve a $2 million payment at closing, plus 10 percent of the revenue generated by HotData’s technology over the following three years. The impact of the acquisition is estimated to be dilutive to operating income in the range of $0.12 - $0.15 for the first 12 months, excluding amortization of intangibles related to the purchase price.

Group 1 Software is a leading provider of software for data quality, marketing automation, customer relationship communications, and direct marketing applications. Group 1 supports MVS, VSE, AS/400, UNIX (including Linux), Windows NT, Windows 2000 and other operating systems and various computers. Group 1 has offices throughout the United States and in Canada, the United Kingdom, continental Europe, and Latin America. The company is also represented in Asia and Australia.

This press release may contain statements relating to future plans, events or performance. Forward-looking statements contain such words as “anticipates”, “exploring” and “enable”. Such statements may involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for products and services, development of markets for the company’s products and services and other risks identified in the company’s SEC filings. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which address the conditions as they are found on the date of this press release. The company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances that arise after the date of this press release or to reflect the occurrence of unanticipated events.

Group 1 Software and HotData are registered trademarks and DataQuality.net is a trademark of Group 1 Software, Inc. All other brand names, trademarks and registered trademarks are the property of their respective owners.